News Release

For immediate release

Gildan Activewear Reports Second Quarter Results Slightly Ahead of Guidance and
Reconfirms Full Year Earnings Outlook

Montréal, Thursday, May 3, 2012 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for the second quarter of its 2012 fiscal year, and reconfirmed its prior earnings guidance for the full fiscal year. The Company has also issued a separate press release, concurrent with this earnings release, in which it has announced a definitive agreement to acquire 100% of the common shares of Anvil Holdings, Inc. (Anvil) for approximately U.S. $88 million, on a debt-free basis.

Second Quarter Results

Gildan today reported net earnings of U.S. $26.9 million or U.S. $0.22 per share on a diluted basis for its second fiscal quarter ended April 1, 2012, compared with net earnings of U.S. $61.7 million or U.S. $0.50 per share in the second quarter of fiscal 2011. Before restructuring and acquisition-related costs, adjusted net earnings for the second quarter of fiscal 2012 were U.S. $27.8 million or U.S. $0.23 per share, compared to U.S. $64.6 million or U.S. $0.53 per share in the second quarter of last year. The Company had previously projected net earnings of approximately U.S. $0.20 per share for the second quarter, when it reported its first quarter results on February 8, 2012.

The decline in the Company’s results compared to last year was due to significantly higher cotton costs, which negatively impacted EPS in the second quarter by close to U.S. $0.70 compared to the second quarter of last year. The impact of higher cotton and other input costs and higher income taxes compared to last year were partially offset by higher printwear sales volumes, the benefit of selling price increases to U.S. retail customers which were implemented in the fourth quarter of fiscal 2011, improved manufacturing efficiencies and the accretive impact of the acquisition of Gold Toe Moretz.

Net sales in the second quarter amounted to U.S. $482.6 million, up 25.9% from U.S. $383.2 million in the second quarter of fiscal 2011, and essentially in line with its forecast of close to U.S. $500 million. Sales for the Printwear segment amounted to U.S. $360.9 million, up 11.5% from fiscal 2011, and sales for the Branded Apparel segment were U.S. $121.6 million, up 104.2% from the second quarter of last year.

The increase in sales in the Printwear segment compared to the second quarter of fiscal 2011 was due to higher unit sales volumes, as U.S. distributors rebuilt inventories to more normal levels after destocking in the first quarter of the fiscal year in anticipation of the selling price decrease announced in December 2011. In addition, industry demand from U.S. screenprinters, as reported in the CREST report, increased by 4.9% compared to the second quarter of last year, and Gildan’s market share in the U.S. distributor channel was 63%, compared to 62% in the second quarter of fiscal 2011. Shipments to national account customers were essentially unchanged from the second quarter of last year. International unit sales volumes in the Printwear business segment reflected strong growth compared to the second quarter of fiscal 2011.

The growth in sales for the Branded Apparel segment was due to the impact of the acquisition of Gold Toe Moretz, together with higher net selling prices, partially offset by the continuation of weaker retail market conditions and inventory destocking by retailers.

Consolidated gross margins in the second quarter were 17.8% compared to 28.4% last year. The decline in gross margins was due to the significant negative impact of higher cotton and other input costs, partially offset by favourable manufacturing efficiencies, and higher selling prices and favourable product-mix for Branded Apparel.

SG&A expenses in the second quarter were U.S. $53.9 million, compared with U.S. $47.3 million in the second quarter of last year. The increase in SG&A expenses was due to the acquisition of Gold Toe Moretz. Excluding the impact of Gold Toe Moretz, SG&A expenses declined due to lower variable compensation expenses, the non-recurrence of a prior year loss on the sale of fixed assets and SG&A expense reductions in Branded Apparel. SG&A expenses for the Branded Apparel segment reflect the sales, distribution and administrative infrastructure which has been put in place to support the long-term growth and development of the Branded Apparel business, as well as the duplication of certain overhead expenses subsequent to the acquisition of Gold Toe Moretz.

In the second quarter, the Printwear division reported operating income of U.S. $50.1 million, compared with U.S. $89.2 million in the second quarter of fiscal 2011. The decline in the results for the Printwear segment was due to the impact of higher cotton and other input costs, partially offset by higher unit sales volumes and manufacturing efficiencies. The Branded Apparel division reported operating income of U.S. $1.1 million, versus an operating loss of U.S. $5.9 million in the second quarter of fiscal 2011  as the negative impact of higher cotton and other input costs was more than offset by the accretion from the acquisition of Gold Toe Moretz, higher net selling prices, the non-recurrence of start-up inefficiencies in the Company’s new U.S. distribution centre incurred in the second quarter of fiscal 2011 and improved manufacturing efficiencies due to the transition of sock manufacturing to Honduras.

Year-to-Date Sales and Earnings

Net sales for the first six months of fiscal 2012 amounted to U.S. $786.4 million, up 10.1% from U.S. $714.4 million in fiscal 2011 due to the acquisition of Gold Toe Moretz, partially offset by the impact of inventory destocking by U.S. wholesale distributors in the first quarter of fiscal 2012, which was not fully offset by rebuilding of distributor inventories in the second quarter.

The Company incurred a net loss of U.S. $19.2 million or U.S. $0.16 per share in the first six months of fiscal 2012, compared to net earnings of U.S. $97.6 million or U.S. $0.80 per share in the first six months of fiscal 2011. The adjusted net loss before restructuring charges and acquisition-related costs amounted to U.S. $18.0 million or U.S. $0.15 per share in the first six months of fiscal 2012, compared to adjusted net earnings of U.S. $101.2 million or U.S. $0.83 per share in the first six months of fiscal 2011. The weaker results in the first half of fiscal 2012 compared to last year were due to the significant increase in cotton and other input costs, which was not recovered in higher selling prices, and lower unit sales volumes for Printwear, partially offset by manufacturing efficiencies, lower SG&A expenses and the accretive impact of the acquisition of Gold Toe Moretz.

Sales and Earnings Outlook

The Company is reconfirming its prior guidance for adjusted EPS before restructuring and acquisition-related costs of approximately U.S. $1.30 for fiscal 2012. Sales revenues are now projected at approximately U.S. $1.95 billion, compared to the Company’s prior guidance of approximately U.S. $1.9 billion.

The main assumptions in the Company’s updated guidance are:

–	The acquisition of Anvil is expected to close by the end of May.

–
Industry shipments from U.S. wholesale distributors to U.S. screenprinters are now projected to increase by approximately 5% in the second half of the fiscal year compared with the second half of fiscal 2011. The Company had previously assumed that total industry shipments in the second half of fiscal 2012 would be unchanged from last year. Shipments in the U.S. wholesale distributor channel in the month of April have continued to be strong, in line with the revised outlook. The Company is assuming a market share of approximately 70% in the U.S. distributor channel for the balance of the fiscal year subsequent to the acquisition of Anvil. The Company had previously planned to increase its market share to 65% due to its organic growth.

–	Selling prices for the Printwear business for the balance of the fiscal year are assumed to be slightly lower than in the second quarter.

–
Selling price increases implemented in the retail channel in the fourth quarter of fiscal 2011 are projected to be maintained during fiscal 2012, as Gildan’s selling price increases to retailers did not reflect the full pass-through of high-cost cotton.

–
Cotton costs in the third quarter are assumed to be comparable to the third quarter of fiscal 2011. Cotton costs in the fourth quarter of the fiscal year are expected to be significantly lower than the fourth quarter of fiscal 2011, when the cost of cotton was approximately U.S. $1.60 per pound.

–
Results in the third quarter include a non-cash charge of approximately U.S. $0.03 per share to write off obsolete manufacturing equipment at Rio Nance I, which is now being modernized and refurbished.

Based on the above assumptions, the Company is projecting adjusted EPS of approximately U.S. $0.65 in its third fiscal quarter, on projected sales revenues for the quarter of approximately U.S. $600 million, compared with adjusted EPS of U.S. $0.76 in the third quarter of fiscal 2011 on sales revenues of U.S. $529.7 million. The projected decline in EPS is due to lower selling prices for Printwear compared to last year and planned manufacturing inefficiencies as inventory is consumed which was produced during the initial ramp-up phase of Rio Nance V, which is expected to become the Company’s lowest-cost textile manufacturing facility by the end of the fiscal year. In addition, the non-cash charge to write-off obsolete equipment at Rio Nance I is reflected in the projected results for the third quarter. These negative factors are projected to be partially offset by projected higher Printwear unit sales volumes, higher selling prices to retailers, more favourable product-mix, the impact of the acquisition of Gold Toe Moretz and the accretion from the acquisition of Anvil.

Results in the fourth quarter of the fiscal year are projected to reflect the benefit of better alignment between printwear industry selling prices and the cost of cotton in inventories being consumed. In addition, some production downtime previously forecast to be taken in the fourth quarter to manage inventory levels has been taken in the third quarter.

Cash Flow

The Company increased utilization of its revolving bank credit facility in the second quarter due to an increase in accounts receivable due to higher seasonal sales and to finance the Company’s continuing capital expenditure program. The Company is currently ramping up capacity in its Rio Nance V facility in Honduras and continuing to invest in major capital projects which are expected to further reinforce its position as a global low-cost manufacturer. In addition, the Company now plans to begin the modernization and refurbishment of Rio Nance I in the third quarter of fiscal 2012. Total incremental capital expenditures for this project are estimated at approximately U.S. $20 million, which will be incurred primarily in fiscal 2013. The Company continues to project full year capital expenditures in fiscal 2012 of approximately U.S. $100 million. The Company continues to project that it will generate significant positive free cash flow in the second half of the fiscal year and that its full year free cash flow will amount to approximately U.S. $100-$125 million, before the acquisition of Anvil for approximately U.S. $88 million. The Company had previously projected free cash flow for fiscal 2012 of approximately U.S. $75-$100 million.

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of U.S. $0.075 per share, payable on June 11, 2012 to shareholders of record on May 17, 2012. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of Outstanding Share Data

As of April 30, 2012, there were 121,524,556 common shares issued and outstanding along with 1,127,490 stock options and 836,423 dilutive restricted share units (“Treasury RSUs”) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Consolidated Financial Data - unaudited

(in US$ millions, except per share amounts or otherwise indicated)	Q2 2012	Q2 2011	YTD 2012	YTD 2011

Net sales	482.6	383.2	786.4	714.4
Gross profit	86.1	108.8	92.4	190.3
Selling, general and administrative expenses (SG&A)	53.9	47.3	104.8	88.8
Operating income (loss)	30.5	57.9	(14.2)	97.2
EBITDA(1)	52.7	79.3	26.4	134.6
Net earnings (loss)	26.9	61.7	(19.2)	97.6
Adjusted net earnings (loss)(1)	27.8	64.6	(18.0)	101.2

Diluted EPS	0.22	0.50	(0.16)	0.80
Adjusted diluted EPS(1)	0.23	0.53	(0.15)	0.83

Gross margin	17.8%	28.4%	11.8%	26.6%
SG&A as a percentage of sales	11.2%	12.3%	13.3%	12.4%
Operating margin	6.3%	15.1%	(1.8)%	13.6%

Cash flows from (used in) operations	3.0	(7.1)	(109.4)	10.9
Free cash flow(1)	(20.4)	(31.9)	(156.3)	(53.1)

			April 1,	October 2,
As at			2012	2011
Inventories			573.3	568.3
Trade accounts receivable			239.3	191.6
Net indebtedness(1)			301.5	127.0

(1) Please refer to "Non-GAAP Financial Measures" in this press release.

Certain minor rounding variances exist between the financial statements and this summary.

Segmented Financial Data - unaudited

(in US$ millions)	Q2 2012	Q2 2011	YTD 2012	YTD 2011

Segmented net sales:
Printwear	360.9	323.6	508.1	573.5
Branded Apparel	121.7	59.6	278.3	140.9
Total net sales	482.6	383.2	786.4	714.4

Segment operating income (loss):
Printwear	50.1	89.2	19.3	152.0
Branded Apparel	1.1	(5.9)	3.6	(12.6)
Total segment operating income (loss)	51.2	83.3	22.9	139.4
Corporate and other(1)	(20.7)	(25.4)	(37.1)	(42.2)
Total operating income (loss)	30.5	57.9	(14.2)	97.2

(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets

Certain minor rounding variances exist between the financial statements and this summary.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM ET. The conference call can be accessed by dialing (866) 321-6651 (Canada & U.S.) or (416) 642-5212 (international) and entering passcode 5904729, or by live sound webcast on Gildan's Internet site ("Investor Relations" section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 10:30 AM ET by dialing (888) 203-1112 (Canada & U.S.) or (647) 436-0148 (international) and entering passcode 5904729, until Thursday, May 10, 2012 at midnight, or by sound web cast on Gildan's Internet site for 30 days following the live webcast.

This release should be read in conjunction with Gildan’s 2012 Second Quarter Management’s Discussion and Analysis (“MD&A”) dated May 2, 2012 and its unaudited condensed interim consolidated financial statements for the three and six months ended April 1, 2012 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, and which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

About Gildan

Gildan is a marketer and global low-cost vertically-integrated manufacturer of quality branded basic apparel. Gildan® is the leading activewear brand in the screenprint market in the U.S. and Canada. The brand is continuing to grow in Europe, Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece as undecorated blanks, which are subsequently decorated by screenprinters with designs and logos. The Company is also one of the world’s largest suppliers of athletic, casual and dress socks sold to a broad spectrum of retailers in the U.S. Gildan markets its sock products under a diversified portfolio of company-owned brands, including Gold Toe®, PowerSox®, SilverToe®, Auro®, All Pro®, GT®, and the Gildan® brand. In addition, the Company supplies selective national retailer brands. The Company is also the exclusive U.S. sock licensee for the Under Armour® and New Balance® brands. In addition to socks, the Company is pursuing a strategy to grow its sales of branded underwear and activewear products in the U.S. retail market. With approximately 30,000 employees worldwide, Gildan owns and operates highly efficient, large-scale, environmentally and socially responsible manufacturing facilities in Central America and the Caribbean Basin and has begun the development of a manufacturing hub in Bangladesh to support its planned growth in Asia and Europe. More information on the Company can be found on Gildan’s website at www.gildan.com and more information on its corporate citizenship practices can be found at www.genuinegildan.com.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, including completing and successfully integrating the Anvil acquisition, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to industry demand and unit volume growth, sales revenue, gross margins, selling, general and administrative expenses, earnings per share, capital expenditures, market share, selling prices, cotton costs, income tax rate, and free cash flow. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the “Critical Accounting Estimates” and “Financial Risk Management” sections in our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•	disruption to manufacturing and distribution activities due to labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;
•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;
•	our significant reliance on computerized information systems for our business operations;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates; and
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.  Accordingly, they should not be considered in isolation.  The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

EBITDA

EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs, as well as the equity earnings in investment in joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Net earnings (loss)	26.9	61.7	(19.2)	97.6
Restructuring and acquisition-related costs	1.6	3.7	1.9	4.4
Depreciation and amortization	22.4	17.8	44.5	35.2
Variation of depreciation included in inventories	(1.8)	(0.1)	(5.8)	(2.2)
Financial expenses, net	2.9	0.7	4.9	3.3
Income tax expense (recovery)	0.5	(5.2)	0.1	(4.3)
Equity (earnings) loss in investment in joint venture	0.2	0.7	-	0.6
EBITDA	52.7	79.3	26.4	134.6

Certain minor rounding variances exist between the financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and earnings per share excluding restructuring and acquisition-related costs, net of related income tax recoveries. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and acquisition-related costs, net of related income tax recoveries,  that could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Net earnings (loss)	26.9	61.7	(19.2)	97.6
Adjustments for:
Restructuring and acquisition-related costs	1.6	3.7	1.9	4.4
Income tax recovery on restructuring and acquisition-related costs	(0.7)	(0.8)	(0.7)	(0.8)
Adjusted net earnings (loss)	27.8	64.6	(18.0)	101.2
Basic EPS	0.22	0.51	(0.16)	0.80
Diluted EPS	0.22	0.50	(0.16)	0.80
Adjusted diluted EPS	0.23	0.53	(0.15)	0.83

Certain minor rounding variances exist between the financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Cash flows from (used in) operating activities	3.0	(7.1)	(109.4)	10.9
Cash flows used in investing activities	(23.4)	(24.8)	(46.9)	(64.0)
Free cash flow	(20.4)	(31.9)	(156.3)	(53.1)

Certain minor rounding variances exist between the financial statements and this summary.

Total indebtedness and Net indebtedness

Total indebtedness is comprised of bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.
	April 1,	October 2,
(in U.S.$ millions)	2012	2011
Long-term debt and total indebtedness	333.0	209.0
Cash and cash equivalents	(31.5)	(82.0)
Net indebtedness	301.5	127.0

Certain minor rounding variances exist between the financial statements and this summary.

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CONTACTS:
Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Director, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Geneviève Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com